EXHIBIT 99(A)(36)
                                         [ENGLISH TRANSLATION OF DUTCH ORIGINAL]


                       TRANSLATION OF DUTCH ADVERTISEMENT
                          NOT FOR PUBLICATION PURPOSES


PINAULT-PRINTEMPS-REDOUTE S.A.      GUCCI GROUP N.V.
Corporate seat in Paris, France     Corporate seat in Amsterdam, the Netherlands



        ANNOUNCEMENT CONCERNING PUBLIC OFFER BY PINAULT-PRINTEMPS-REDOUTE
              S.A. FOR ALL OUTSTANDING SHARES IN GUCCI GROUP N.V.


OFFER DECLARED UNCONDITIONAL

With reference to the tender offer document dated 1 April, 2004 (the "Offer Document"), Pinault-Printemps-Redoute S.A. ("PPR") hereby announces, in accordance with article 9t paragraph 4 of the Decree on the Supervision of the Securities Trade 1995, to declare the offer to purchase all of the outstanding common shares of GUCCI Group N.V. ("GUCCI") each with a nominal value of EUR
1.02 (the "GUCCI Shares") that are not beneficially owned by PPR, to which the Act on the Supervision of the Securities Trade 1995 and the Decree on the Supervision of the Securities Trade 1995 apply, unconditional.

On the expiration date of the tender period, being 3.00 p.m. Central European Time on Thursday, April 29, 2004 33,851,812 (1) GUCCI Shares are tendered. After acquiring those tendered GUCCI Shares by PPR, PPR will hold 99.23% of the GUCCI Shares.

As stated in the Offer Document, PPR will pay $85.52 in cash per GUCCI Share validly tendered and transferred.

PAYMENT

In case holders of GUCCI Shares, which are traded on the stock exchange of Euronext Amsterdam N.V. ("GUCCI Ordinary Shares"), have validly tendered their Gucci Ordinary Shares before the expiration of the tender period and subsequently have transferred their Gucci Ordinary Shares through their bank or stockbroker to ABN AMRO Bank N.V. ("ABN AMRO") before 12.00 a.m. Amsterdam time on 30 April 2004, payment will, in principle, take place to their bank or stockbroker on that day. If the GUCCI Ordinary Shares are have been validly tendered before the expiration of the tender period but without having been transferred before 12.00 a.m. Amsterdam time on 30 April, 2004, the bank or stockbroker of such holders of GUCCI Ordinary Shares will, in principle, receive payment on the first business day after the date on which the GUCCI Ordinary Shares have been transferred through such bank or stockbroker to ABN AMRO, provided that such transfer has been effected before 12.00 a.m. Central European time.

The manner of payment for shares listed on the New York Stock Exchange, Inc. is set out in the Offer Document.

COMMENCEMENT OF A SUBSEQUENT OFFERING PERIOD

Holders of GUCCI Shares, who did not tender their GUCCI Shares, are given the opportunity to tender their GUCCI Shares during a subsequent offering period which shall start today and shall expire on 20 May, 2004 at 3.00 p.m. Central European Time and 9.00 a.m. New York City Time, under the conditions as have been set out in the tender offer document.

Amsterdam
30 April, 2004



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1 The Dutch advertisement incorrectly stated that as of the expiration of the
Offer, 33,851,812 Shares had been tendered. As indicated in the press release that was previously filed as Exhibit (a)(33) to the Schedule TO, 33,267,342 Shares were tendered into the Offer as of the expiration date, and an additional 1,364,670 Shares were tendered by notice of guaranteed delivery and not withdrawn.